UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COSCIENS Biopharma Inc.

(Name of the Issuer)

COSCIENS Biopharma Inc.
(Name of Persons Filing Statement)

Common Stock, No Par Value per Share

(Title of Class of Securities)

22112H101

(CUSIP Number of Class of Securities)

Peter Puccetti
Interim CEO and Chairman of the Board
COSCIENS Biopharma Inc.	Scott Saks
Telephone: (843) 900-3223	Norton Rose Fulbright US LLP
E-mail:	1301 Avenue of the Americas
c/o Borden Ladner Gervais, LLP,	New York, New York 10019-6022
22 Adelaide Street West, Suite 3400,	United States
Toronto ON M5H 4E3, Canada	(212) 318-3151

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was filed by COSCIENS Biopharma Inc. (referred to herein as “Company” or “subject company” or “filing person”) with the Securities and Exchange Commission (the “Commission”) on April 4, 2026, as amended by Amendment No. 1 filed on May 4, 2026, and Amendment No. 2 filed on May 8, 2026 (the “Transaction Statement”).

This Amendment No. 3 to the Transaction Statement is being filed with the Commission to amend and restate Item 13 of the Schedule 13E-3.

Except as set forth in this Amendment No. 3 to the Transaction Statement, all information in the Transaction Statement remains unchanged.

Item 13. Financial Information

(a)	Financial information. The audited financial statements of the Company for the two years ended December 31, 2024 and 2025 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2025, originally filed on March 25, 2026 (see page F-1 and the following pages). The condensed interim consolidated financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, are incorporated by reference to Exhibit 99.1 to the current report on Form 6-K furnished by the Company to the Commission on May 12, 2026. The information set forth in the Circular in the section entitled “Share Capital Amendment – Financial Information” is incorporated herein by reference.

(b)	Pro forma information. The information set forth in the Circular in the section entitled “Share Capital Amendment – Financial Information – Pro Forma Information” is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete, and correct.

COSCIENS BIOPHARMA INC.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

Dated: May 12, 2026